

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 12, 2014

<u>Via E-mail</u>
Aengus Kelly
Chief Executive Officer
AerCap Holdings N.V.
AerCap House
1117 CE Schiphol
The Netherlands

> **Re: AerCap Holdings N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed March 18, 2014**
> **File No. 1-33159**

Dear Mr. Kelly:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors, page 5</u>
<u>We are subject to various risks and requirements associated with transacting business in foreign countries …, page 16</u>

1. You include disclosure throughout the 20-F about operations in the Middle East, Africa, the Caribbean and Latin America. You include disclosure under this heading about trade and economic sanctions. Syria, Sudan and Cuba, countries located in those regions, are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with those countries, whether through subsidiaries, customers, or other direct or indirect arrangements, including any contacts through American International Group,

Inc. ("AIG") and recently acquired International Lease Finance Corporation ("ILFC"). In this regard, we note that the share purchase agreement for the ILFC sale filed by AIG as an exhibit to a Form 8-K filed on December 16, 2013 provides a list of regulatory approvals that you and AIG must make reasonable efforts to obtain, which includes COMESA. The list states that COMESA is comprised of Sudan and certain other African countries. We also note the disclosure in ILFC's 2013 Form 10-K and on your website that leasing customers include AeroMexico, Air France, Emirates Airlines, KLM Royal Dutch Airlines, Etihad Airways and American Airlines. Each of these airlines provides flight services to Syria, Sudan and/or Cuba, or otherwise has reported contacts with those countries.

Your response should describe any services, products, technology or components you have provided to Syria, Sudan or Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2. Please discuss the materiality of your contacts with Syria, Sudan or Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan or Cuba.

3. We note disclosure in ILFC's 2013 Form 10-K that the U.S Department of Commerce exercises authority over exports of dual use products and the Department of State exercises authority over the export of defense products. Please tell us whether any of the contacts with Syria, Sudan or Cuba described in response to the foregoing comments involve products, components or technologies that are dual use or have military applications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Marnix Den Heijer, Group Corporate Counsel
AerCap Holdings N.V.

Paul Denaro
Milbank, Tweed, Hadley & McCloy LLP

Susan Yanes
Milbank, Tweed, Hadley & McCloy LLP

Pamela Long
Assistant Director
Division of Corporation Finance